

13030715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67693

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intellivest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Chase Ct.
(No. and Street)

Riverdale, (City) GA (State) 30296-2610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel H. Kolber 678-595-9746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. Patrick Green, CPA PC
(Name – *if individual, state last, first, middle name*)

117 W. Broad St., Suite 101 (Address) Fairburn, (City) GA (State) 30213 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/12/13

OATH OR AFFIRMATION

I, Daniel H. Kolber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intellivest Securities, Inc., as of Dec. 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

OWNER/PRES/CEO
Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTELLIVEST SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2012 AND 2011

AND SUPPLEMENTARY INFORMATION

AND OPINION OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed in accordance with Rule 17a-5 under the
Securities Exchange Act of 1934

G. PATRICK GREEN, CPA PC

CERTIFIED PUBLIC ACCOUNTANT
117 W. BROAD ST. SUITE 101
FAIRBURN, GA. 30213
(770) 964-0035 (770) 964-5266

Independent Auditor's Report

To the Board of Directors and Stockholders of
Intellivest Securities, Inc.

We have audited the accompanying balance sheet of **Intellivest Securities, Inc.** (a corporation) as of December 31, 2012 and 2011, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Intellivest Securities, Inc.** as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



G Patrick Green, CPA PC
Fairburn, GA
February 25, 2013

INTELLIVEST SECURITIES, INC.
BALANCE SHEET
As of December 31

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 186,526	$ 154,690
Available for sale securities, at fair value	7,497	7,353
TOTAL CURRENT ASSETS	194,023	162,043
OTHER ASSETS		
Deferred tax benefit	1,837	1,837
TOTAL ASSETS	$ 195,860	$ 163,880
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT AND OTHER LIABILITIES		
Accrued expenses	$ -	$ -
Accrued income taxes	10,104	18,666
TOTAL CURRENT LIABILITIES	10,104	18,666
LONG TERM LIABILITIES		
Deferred tax liability	2,393	2,363
TOTAL LIABILITIES	12,497	21,029
STOCKHOLDER'S EQUITY		
Common stock ($1 par, 200 shares authorized, 100 shares issued and outstanding)	100	100
Paid-in capital	32,200	32,200
Retained earnings	148,366	107,998
Accumulated other comprehensive income:		
Unrealized gain (loss) on available for sale securities	2,697	2,553
TOTAL STOCKHOLDER'S EQUITY	183,363	142,851
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 195,860	$ 163,880

The accompanying notes are an integral part of these financial statements.

INTELLIVEST SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31

	2012	2011
INCOME	$ 539,313	$ 979,948
TOTAL INCOME	539,313	979,948
EXPENSES		
Bank charges	196	203
Consulting	432,082	847,921
Fidelity bond	-	-
Insurance	-	-
Legal and accounting	46,300	37,100
Membership fees and dues	2,228	4,109
Office fees		111
Penalties	129	189
Regulatory fees	5,218	4,866
Taxes	125	100
Travel	2,681	6,233
TOTAL EXPENSES	488,959	900,832
NET PROFIT (LOSS) FROM OPERATIONS	50,354	79,116
OTHER INCOME (EXPENSE)		
Interest income	19	29
NET PROFIT (LOSS) BEFORE INCOME TAXES	50,373	79,145
PROVISION FOR INCOME TAXES	(10,005)	(18,525)
NET PROFIT (LOSS) AFTER INCOME TAXES	40,368	60,620
OTHER COMPREHENSIVE INCOME		
Unrealized gain (loss) on available for sale securities	144	234
TOTAL COMPREHENSIVE INCOME	40,512	60,854

The accompanying notes are an integral part of these financial statements.

INTELLIVEST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Total comprehensive income (loss)	$ 40,512	$ 60,854
Adjustments to reconcile total comprehensive income (loss) to net cash used in operating activities		
(Increase) decrease in deferred tax asset	-	-
Increase (decrease) in deferred tax liability	30	48
Increase (decrease) in accrued expenses	-	(24,750)
Increase (decrease) in accrued income taxes	(8,562)	5,562
(Increase) decrease in unrealized gain on securities	(144)	(234)
Net cash used by operating activities	31,836	41,480
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash used by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash from financing activities	-	-
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	31,836	41,480
CASH & CASH EQUIVALENTS JANUARY 1	154,690	113,210
CASH & CASH EQUIVALENTS DECEMBER 31	$ 186,526	$ 154,690

The accompanying notes are an integral part of these financial statements.

INTELLIVEST SECURITIES, INC.
STATEMENT OF
STOCKHOLDER'S EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2011	100	$ 100	$ 32,200	$ 107,998	$ 2,553	$142,851
Net Income (loss) at December 31, 2012	-	-	-	40,368	144	40,512
Balance at December 31, 2012	100	100	32,200	148,366	2,697	183,363

The accompanying notes are an integral part of these financial statements.

INTELLIVEST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of **Intellivest Securities, Inc.** (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to U.S. generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The following is a description of the more significant of those policies.

Incorporation

The Company was incorporated under the laws of the State of Georgia on December 21, 1990, under the name of Atlanta 1996 Advisory Group, Ltd. The Company was granted a name change to Intellivest Securities, Inc. as of July 22, 2005.

Ownership

The Company is wholly owned by its sole officer and director, Daniel H. Kolber.

Nature of Operations

The primary function of the Company is to assist companies in raising capital and to provide investment structuring advice including option strategies and municipal finance strategies. The Company's primary sources of revenue are consultant fees and commissions from investment products. The Company is registered as a broker/dealer under the Securities Exchange Act of 1934, and is licensed as a broker/dealer under the laws of the State of Georgia, as well as a member of FINRA.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

Available for Sale Securities

The Company reports available for sale securities at fair market value with unrealized gains and losses included in accumulated other comprehensive income in conformity with U.S. generally accepted accounting principles. The current period unrealized gain is $144 and the cumulative unrealized gain is $2,697.

NOTE B - RELATED PARTY TRANSACTIONS

Daniel H. Kolber is the sole owner, officer and director of the Company. As of July 1, 2007, the Company entered into a Lease and Administrative Services agreement with him providing for the use of a portion of his home as the Office of Supervisory Jurisdiction for the Company pursuant to the rules and regulations of the National Association of Securities Dealers. As of December 31, 2012 and 2011, there were no payments made under this agreement.

The Company paid legal fees to Daniel H. Kolber, P.C., which is a professional corporation in which the sole shareholder is Daniel H. Kolber, sole owner, officer and director of the Company. The payment was for legal services rendered in the amount of $43,000 covering the period January 1, 2012, through December 31, 2012.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 and 2011, the Company had net capital in excess of its $5,000 required net capital in accordance with Rule 15c3-1.

NOTE D – INCOME TAXES

The Company is a C corporation and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of state income tax statutes. The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed. The provision for income taxes is recorded as the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. This amount was determined using the following schedule.

INTELLIVEST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

CALCULATION OF PROVISION FOR INCOME TAXES

	2012	2011
Net profit (loss) from operations	$ 50,354	$ 79,135
Add: Nondeductible expenses	129	939
Add: Interest income	19	29
Subtract: State income tax expenses	(2,859)	(4,534)
Taxable income (loss) before NOL carryforward	47,643	75,569
NOL carryforward utilized	-	-
Taxable income (loss)	47,643	75,569
Tax rate applied	20.94%	24.45%
Current income tax (benefit) expense	9,975	18,477
Other comprehensive income:		
Unrealized gain (loss) on available for sale securities	144	234
Tax rate applied	20.64%	20.64%
Income tax (benefit) expense from other comprehensive income	30	48
Total income tax (benefit) expense	10,005	18,525
Deferred tax assets used from prior periods	-	-
Provision for income taxes	10,005	18,525

INTELLIVEST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

	2011	2010	2009	2008	2007
Net operating loss carry forwards	$ -	$ -	$(3,022)	$(2,683)	$(6,722)
Temporary difference:					
Unrealized gain (loss) on available for sale securities	234	1,173	(1,467)	(7,434)	10,047
Future taxable (deductible) amount	234	1,173	(4,489)	(10,117)	3,325
Tax rate applied	20.64%	20.64%	20.64%	20.64%	20.64%
Deferred tax (benefit) expense	48	242	(927)	(2,088)	686
Deferred tax benefits utilized December 31, 2011		-	624	554	1,387
Net deferred tax (benefit) expense remaining	$ 48	$ 242	$ (303)	$(1,534)	$ 2,073

NOTE E – SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 13, 2012, which is the date the financial statements were available to be issued.

SCHEDULE I

INTELLIVEST SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

$ 183,363	Trial Balance Net Assets
12,497	Liabilities (Aggregate Indebtedness)
195,860	Net Assets
-	Other Deductions and/or Changes
195,860	Tentative Net Capital
(1,125)	Haircuts
194,735	Net Capital
(5,000)	Minimum Net Capital
189,735	Excess Net Capital

RECONCILIATION OF 12/31/2012 QUARTERLY FOCUS REPORT PART IIA COMPUTATION OF BASIC NET CAPITAL REQUIREMENT TO AUDITED FINANCIAL STATEMENTS

12/31/2012	Net capital reported on focus report	186,558
	Record daily cash account balance	261
	Net deferred tax benefit (liability)	(556)
	Decrease in accrued income taxes	8,472
12/31/2012	Net capital reported on audited financial statements	194,735

SCHEDULE II

INTELLIVEST SECURITIES, INC.
OTHER INFORMATION

AS OF DECEMBER 31, 2012

The following statements and computations are not applicable at December 31, 2012, and for the period then ended and, accordingly, are not included herein:

Computation for determination of the reserve requirements under Rule 15c3-3 of the SEC.

Information relating to the possession or control requirements under Rule 15c3-3 of the SEC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

G. PATRICK GREEN, CPA PC
CERTIFIED PUBLIC ACCOUNTANT
117 W. BROAD ST. SUITE 101
FAIRBURN, GA. 30213
(770) 964-0035
(770) 964-5266

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors and Stockholders of
Intellivest Securities, Inc.

In planning and performing our audit of the financial statements of **Intellivest Securities, Inc.** (the Company) for the period ended December 31, 2012 and 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recording of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors for the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



G. Patrick Green, CPA PC
Fairburn, GA
February 25, 2013